UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ORBIT INTERNATIONAL CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

685559304
(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin
Elkhorn, NE 68022		& Kratz, PC LLO
(402) 289-3217		Suite 3700 First National Tower
Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2010
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 685559304	13D	Page 2 of 3 Pages

1.	Name of Reporting Person

Elkhorn Partners Limited Partnership

2.	Check the Appropriate Box if a Member of a Group

/X/	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

762,900 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
762,900 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

762,900 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 16.4% of voting securities

14.	Type of Reporting Person

PN

CUSIP NO. 685559304	13D	Page 3 of 3 Pages

Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership.  This filing constitutes Amendment No. 5 to the Schedule 13D of the Partnership.  The Partnership amends such prior Schedule 13D reports with respect to the common stock of Orbit International Corp. (“Orbit”) by adding the following information to the items indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)(b)  As of June 4, 2012, the Partnership owns 743,000 shares of Orbit common stock. Alan S. Parsow also owns 19,900 shares of Orbit common stock in an individual retirement account.  The Orbit Form 10-Q for the quarter ended March 31, 2012 reported that there were outstanding 4,637,695 shares of Orbit common stock as of May 14, 2012.  Based on this number, the Partnership and Mr. Parsow own approximately 16.4% of the Orbit common stock.

(c)  Subsequent to March 22, 2010 (the date of the event requiring filing of this amendment) and prior to the filing of this amendment, the Partnership and Mr. Parsow filed 25 Form 4’s reporting purchases of shares of Orbit common stock.  During the past 60 days, the Partnership purchased 36,970 shares of Orbit common stock and Mr. Parsow purchased 4,400 shares of Orbit common stock, in open market transactions, at prices ranging from $3.52 to $4.00 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  June 4, 2012

Elkhorn Partners Limited Partnership

By:  Parsow Management LLC, General Partner

By:   /s/ Alan S. Parsow
Alan S. Parsow
Sole Manager